UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Triton International Limited

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G9078F107

(CUSIP Number)

Srikanth Balachandran

Bharti Global Limited

53/54 Grosvenor Street

London, United Kingdom, W1K 3HU

Telephone: +44 (0) 203 9949 650

with a copy to:

Jeffrey D. Karpf

Neil R. Markel

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

Telephone: (212) 225-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 16, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G9078F107

1	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities Only) Bharti Global Limited
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source Of Funds OO
5	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Jersey, Channel Islands
Number Of Shares	7	Sole Voting Power -0-
Beneficially Owned By	8	Shared Voting Power 5,803,165
Each Reporting Person	9	Sole Dispositive Power -0-
With	10	Shared Dispositive Power 5,803,165
11	Aggregate Amount Beneficially Owned By Each Reporting Person 5,803,165
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 8.3%*
14	Type Of Reporting Person CO

 * The calculation assumes that there are a total of 70,275,947 Common Shares (as defined below) outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on April 24, 2020.

SCHEDULE 13D

CUSIP No. G9078F107

1	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities Only) Bharti Overseas Private Limited
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source Of Funds OO
5	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Delhi, India
Number Of Shares	7	Sole Voting Power -0-
Beneficially Owned By	8	Shared Voting Power 5,803,165
Each Reporting Person	9	Sole Dispositive Power -0-
With	10	Shared Dispositive Power 5,803,165
11	Aggregate Amount Beneficially Owned By Each Reporting Person 5,803,165
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 8.3%*
14	Type Of Reporting Person CO

 * The calculation assumes that there are a total of 70,275,947 Common Shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on April 24, 2020.

This Amendment No. 8 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on February 27, 2017 (the “Original Schedule 13D” and, as amended and supplemented by Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on September 8, 2017, Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on October 18, 2019, Amendment No. 3 to the Schedule 13D filed by the Reporting Persons on October 31, 2019, Amendment No. 4 to the Schedule 13D filed by the Reporting Persons on February 20, 2020, Amendment No. 5 to the Schedule 13D filed by the Reporting Persons on May 7, 2020, Amendment No. 6 to the Schedule 13D filed by the Reporting Persons on June 4, 2020 (“Amendment No. 6”), Amendment No. 7 to the Schedule 13D filed by the Reporting Persons on July 2, 2020 (“Amendment No. 7”) and this Amendment, this “Schedule 13D”) with respect to the Common Shares of the Issuer. Capitalized terms used in this Amendment and not otherwise defined herein shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 5.	Interests in Securities of the Issuer.

This Amendment amends and restates Item 5 of this Schedule 13D in its entirety as set forth below:

“The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment and the information set forth or incorporated in Items 2, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a) and (b).

The following disclosure assumes that there is a total of 70,275,947 Common Shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on April 24, 2020.

Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own, in the aggregate, 5,803,165 Common Shares, which constitutes approximately 8.3% of the outstanding Common Shares.

Except as set forth in this Amendment, to the knowledge of the Reporting Persons, none of the persons named in Schedule I beneficially owns any Common Shares.

Pursuant to Rule 13d-4 of the Act, BOPL herein states that this Schedule 13D shall not be deemed an admission that it is the beneficial owner of any of the Common Shares of the Issuer reported in this Schedule 13D. BOPL disclaims beneficial ownership of the Common Shares of the Issuer, except to the extent of its pecuniary interest in such Common Shares.

(c)

Other than as set forth in Appendix 1 to this Amendment, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, none of the persons named in Schedule I, has engaged in any transaction in any Common Shares since the filing by the Reporting Persons of Amendment No. 7.

(d)

To the best knowledge of the Reporting Persons, and other than as described herein, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares reported herein as beneficially owned by the Reporting Persons.

(e)

Not applicable.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2020

BHARTI GLOBAL LIMITED

By:	/s/ Srikanth Balachandran
Name:	Srikanth Balachandran
Title:	Authorized Signatory

BHARTI OVERSEAS PRIVATE LIMITED

By:	/s/ Puneet Tandon
Name:	Puneet Tandon
Title:	Authorized Signatory

APPENDIX 1

As of July 20, 2020, the below chart reflects the transactions in Common Shares effected by BGL since those reported on Amendment No. 7. All of the Common Shares were sold in open market transactions executed by a broker on BGL’s behalf.

Date	Common Shares Sold	Price per Common Share	Transaction Price Range
July 2, 2020	48,750	$30.1902*	$30.00 to $30.84
July 6, 2020	87,308	$30.4301*	$30.18 to $30.72
July 7, 2020	61,594	$30.1051*	$30.00 to $30.35
July 10, 2020	53,026	$30.0390*	$30.00 to $30.13
July 13, 2020	141,727	$30.2970*	$30.00 to $30.63
July 14, 2020	100,560	$30.0158*	$30.00 to $30.11
July 15 2020	109,126	$31.2995*	$30.74 to $31.69
July 15, 2020	30,386	$31.7277*	$31.62 to $31.85
July 16, 2020	27,553	$31.1666*	$30.58 to $31.57
July 16, 2020	58,032	$30.4227*	$30.29 to $30.61
July 17, 2020	111,636	$30.1320*	$30.00 to $30.36

* Reflects the weighted average sale price per Common Share for Common Shares sold in multiple transactions. The Reporting Persons undertake to provide the SEC staff, upon request, all information regarding the number of Common Shares sold at each price within the ranges set forth above in this Appendix 1.